Exhibit 1

British American Tobacco p.l.c.

7 September 2023

Russia business update – agreement signed

In March 2022 BAT announced that the ownership of our business in Russia was no longer sustainable in the current environment and that our intention was to transfer our business. BAT has now formally entered into an agreement to sell its Russian and Belarusian businesses in compliance with local and international laws.

The buyer is a consortium led by members of BAT Russia’s management team which, upon completion, will wholly own both businesses. Post completion, these businesses will be known as the ITMS Group.

Throughout the transfer process one of our key priorities has been the interests of our colleagues in Russia and Belarus. As part of the agreement, their employment terms will remain comparable to their existing BAT terms for at least two years post-completion.

We anticipate that the transaction will complete within the next month, once certain conditions have been satisfied. Upon completion, BAT will no longer have a presence in Russia or Belarus and will receive no financial gain from ongoing sales in these markets.

BAT remains confident of delivering its Full Year guidance as set out at our Half Year results on 26 July 2023.

Notes to Editors

●	BAT’s operations in Russia include a head office in Moscow, 75 regional offices and a manufacturing facility in St. Petersburg. BAT also has an office in Belarus.

●	At 30 June 2023, on a constant currency basis, Russia and Belarus accounted for approximately 2.7% of Group revenue, and approximately 2.5% of Group adjusted profit from operations.

ENDS

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About BAT

BAT is a leading, multi-category consumer goods business with a purpose to build A Better Tomorrow™ by reducing the health impact of its business through offering a greater choice of enjoyable and less risky products for adult consumers.

The company continues to be clear that combustible cigarettes pose serious health risks, and the only way to avoid these risks is not to start or to quit. BAT encourages those who would otherwise continue to smoke to switch completely to scientifically-substantiated, reduced-risk alternatives*†. In order to deliver this, BAT is transforming into a truly consumer-centric multi-category consumer products business.

BAT’s ambition is to have 50 million consumers of its non-combustible products by 2030 and to generate £5billion of New Categories revenue by 2025. BAT has set stretching ESG targets including achieving carbon neutrality for Scopes 1 & 2 by 2030 and eliminating unnecessary single-use plastic and making all plastic packaging reusable, recyclable or compostable by 2025.

BAT employs over 50,000 people. The BAT Group generated revenue of £27.65 billion in 2022 and profit from operations of £10.5 billion.

The company’s Strategic Portfolio is made up of its global cigarette brands and a growing range of reduced-risk*† New Category tobacco and nicotine products and traditional non-combustible tobacco products. These include vapour, tobacco heating products, modern oral products including tobacco-free nicotine pouches, as well as traditional oral products such as snus and moist snuff. In the first half of 2023, we had 24 million consumers of our non-combustible products, a rise of 1.5 million on full year 2022.

* Based on the weight of evidence and assuming a complete switch from cigarette smoking. These products are not risk free and are addictive.
† Our vapour product Vuse (including Alto, Solo, Ciro and Vibe), and certain products, including Velo, Grizzly, Kodiak, and Camel Snus, which are sold in the U.S., are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance.

Forward-looking statements

This release contains certain forward-looking statements, including “forward-looking” statements made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook”, “target” and similar expressions. These include statements regarding our customer target ambition, New Categories revenue targets and our ESG targets.

All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors. It is believed that the expectations reflected in this release are reasonable but they may be affected by a wide range of variables that could cause actual results to differ materially from those currently anticipated. A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found by referring to the information contained under the headings “Cautionary Statement” and “Group Principal Risks “ in the 2022 Annual Report and Form 20-F of British American Tobacco p.l.c. (BAT).

Additional information concerning these and other factors can be found in BAT’s filings with the U.S. Securities and Exchange Commission (“SEC”), including the Annual Report on Form 20-F and Current Reports on Form 6-K, which may be obtained free of charge at the SEC’s website, http://www.sec.gov and BAT’s Annual Reports, which may be obtained free of charge from the BAT website www.bat.com.

Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. The forward-looking statements reflect knowledge and information available at the date of preparation of this release and BAT undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on such forward-looking statements.